                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


            Appointment of New Chairman & Co-CEO, New President & CEO
                              and Deputy President

Tokyo, April 28, 2004 --- Mitsubishi Tokyo Financial Group, Inc. announced today that at a meeting of the Board of Directors held today, the following changes were decided:

1.Changes (As of June 29, 2004)*

---------------------------------------------------------------------------------------
Name of Director          New Position                   Current Position
---------------------------------------------------------------------------------------
Akio Utsumi               Director                       Chairman & Co-CEO
                                                         (Representative Director)

Shigemitsu Miki           Director                       President & CEO
                                                         (Representative Director)

Haruya Uehara             Chairman & Co-CEO              Director
                          (Representative Director)

Nobuo Kuroyanagi          President & CEO                Director
                          (Representative Director)

* Please note that these changes will become effective following the 3rd Annual General Meeting of Shareholders, which is scheduled to be held on June 29, 2004.

2.Change (As of April 28, 2004)

---------------------------------------------------------------------------------------
Name of Director          New Position                   Current Position
---------------------------------------------------------------------------------------
Tatsunori Imagawa         Deputy President               Senior Managing Director
                          (Representative Director),     (Representative Director),
                          Chief Planning Officer         Chief Planning Officer

For further information, please contact:
Mr. Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel. 81-3-3240-8136